Video Transcription and Images on Campaign

Location: Pitch Video and images located on top of campaign

Video
Speaker: Mohammed khonizo, CEO of Panda Wish LLC
Transcription:
“Hi my name is mohammed khonizi and im ceo and founder of panda wish. Panda wish is on demand wellness and beauty platform that connects consumers with massage therapist and beauty specialists with the tap of a button. We are building a consumer experience where consumers can receive there massage services and beauty services right at the convenience of their very own home. We are building a community of massage therapists and a beauty specialist who whatever their income and work at their very own convenience. There is a gap of a 4.5 trllion dollar industry out there and we believe that panda wish has the right technology in order to address it. We are inviting you as an investor on the ground floor of this journey and be part of the panda wish family.”

Images

See next page

Frame 64

FEATURES	ZENNYA	GOODWORK	SPAS + SALONS	PANDA WISH
Scalability	◐	✅	❌	✅
User Experience	✅	✅	❌	✅
Beauty & Wellness Focused	❌	❌	✅	✅
Cater to both genders	✅	❌	✅	✅
Comprehensiveness of Services	❌	❌	✅	✅
Hotels Partnership Capability (Rev Sharing)	❌	❌	◐	✅

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